Exhibit 99.1

IAMGOLD announces current Merrex investment

TSX: IMG    NYSE: IAG

TORONTO, July 26, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that, today, it acquired 6,666,667 common shares of Merrex Gold Inc. ("Merrex") (MXI: TSXV) in partial satisfaction or repayment of a debt owed by Merrex to an indirect wholly-owned subsidiary of IAMGOLD.

IAMGOLD now owns 24,283,550 common shares of Merrex or 19.34% of the outstanding common shares.

The common shares of Merrex acquired today by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of Merrex.  It is the intention of IAMGOLD to evaluate its investment in Merrex on a continuing basis and such holdings may be increased or decreased in the future.

IAMGOLD has filed an early warning report on Merrex's SEDAR profile at www.sedar.com.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

For further information or a copy of the Company's early warning report please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 13:12e 26-JUL-13